Filed Pursuant to Rule 424(b)(3)
                              Registration No.s Number 333-129939 and 333-123216

                              PROSPECTUS SUPPLEMENT
                                    Number 1
                               Dated March 9, 2006
                                       to
                        Prospectus dated January 30, 2006
                                       of
                            CAPITAL GOLD CORPORATION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

This prospectus supplement no. 1 supplements the information provided in our prospectus dated January 30, 2006. This prospectus supplement should be read in conjunction with that Prospectus, which is to be delivered with this prospectus supplement.

On March 1, 2006, we entered into a consulting agreement with Christopher Chipman pursuant to which we have retained Mr. Chipman as our Chief Financial Officer.

Since November 2000, Mr. Chipman has been a managing member of Chipman & Chipman, LLC, a consulting firm that assists public companies with the preparation of periodic reports required to be filed with the Securities and Exchange Commission and compliance with Section 404 of the Sarbanes Oxley Act of 2002. The firm also provides outsourced financial resources to clients assisting in financial reporting, forecasting and accounting services. Mr. Chipman is a CPA and, from 1996 to 1998, he was a senior accountant with the accounting firm of Grant Thornton LLP. Mr. Chipman was the Controller of Frontline Solutions, Inc., a software company (March 2000 to November 2,000); a Senior Financial Analyst for GlaxoSmithKline (1998-2000); and an Audit Examiner for Wachovia Corporation (1994-1996). He received a B.A. in Economics from Ursinus College in 1994. He is a member of the American and Pennsylvania Institute of Certified Public Accountants.

Pursuant to the Agreement with Mr. Chipman, Mr. Chipman will devote approximately 50% of his time to our business. He will receive a monthly fee of $7,500 and a two year option to purchase an aggregate of 50,000 shares of our common stock at an exercise price of $.34 per share. The options will vest at the rate of 10,000 shares per month during the initial period of his engagement. Notwithstanding the foregoing, the options are not exercisable unless and until the issuance of the options is approved by our stockholders. The agreement runs


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for an initial one year period, and is renewable thereafter for an additional year. We can terminate the agreement at any time; however, if we terminate the agreement other than for cause (as defined in the agreement), we are required to pay Mr. Chipman the fees otherwise due and payable to him through the last day of the then current term of the Agreement or six months from such termination, which ever is shorter. Mr. Chipman can terminate the Agreement on 30 days notice.

Gifford Dieterle resigned as our Chief Financial Officer effective March 1, 2006. Mr. Dieterle remains our President, Treasurer and Chairman of our Board of Directors.

On March 9, 2006, our board of directors: (i) increased the number of directors on the board from five to eight; (ii) established an Audit Committee; (iii) appointed the following directors to fill the vacancies occurring as a result of the foregoing increase in the board of directors to serve in such capacities until their successors are elected and qualified: John Postle (Canadian resident), Ian Shaw(Canadian resident) and Mark Nesbitt; and (iv) adopted an Audit Committee Charter.

Our board took the foregoing actions to strengthen corporate governance and to comply with certain of the conditions required for our stock to be listed on the Toronto Stock Exchange ("TSX"). To obtain a listing on the TSX for our common stock we are required, among other things to have a minimum of three independent directors, two of whom are Canadian residents; and an audit committee comprised of at least three independent directors and governed by an audit committee charter.

The following is a summary of information about the new directors:

Ian A. Shaw, age 66. Mr. Shaw became a member of our Board of Directors and the Board's Audit Committee in February 2006. He has been Managing Director of Shaw & Associates since 1993. Shaw & Associates is a corporate services consulting firm specializing in corporate finance, regulatory reporting and compliance with clients that are typically public companies in the resource industry. From 2000 to 2003, he was Vice President of Finance and Chief Financial Officer of Defiance Mining Corporation (formerly Geomaque Explorations Inc.), a company operating gold mines in Mexico and Honduras. Mr. Shaw has over 30 years of experience in the mining industry during which time he was an officer of the following companies: Blackhawk Mining Inc., Curragh Inc. and Sherritt Gordon Mines Inc. He currently is a director or officer of the following public companies: Metallica Resources Inc., Pelangio Mines Inc., Weda Bay Minerals Inc. and Hornby Bay Exploration Limited. Mr. Shaw is a Chartered Accountant and received a B. Comm. from Trinity College at the University of Toronto in 1964.

John Postle, age 64 Mr. Postle became a member of our Board of Directors and the Board's Audit Committee in February 2006. He is Consulting Mining Engineer associated with Roscoe Postle Associates Inc., an entity in which he was a founding partner in 1985 and a former principal. Mr. Postle provides mining consulting services to a number of international financial institutions, corporations, utilities and law firms. He worked for Cominco Ltd (1965-1970), Falconbridge Ltd (1970-1975) and D.S. Robertson and Associates (1976-1985) at a number of open pit and underground operations in both operating and planning capacities. Mr. Postle is a Past Chairman of the Mineral Economics Committee of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), and was


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appointed a Distinguished Lecturer of the CIM in 1991. In 1997, he was awarded the CIM Robert Elver Mineral Economics Award. He is currently Chairman of a CIM Standing Committee on Ore Reserve Definitions. Mr. Postle has a B.A.Sc. Degree in Mining Engineering from the University of British Columbia in 1965 and a M.Sc. Degree in Earth Sciences from Stanford University in 1968.

Mark T. Nesbitt, age 60. Mr. Nesbitt became a member of our Board of Directors and the Board's Audit Committee in February 2006. Since 1988, he has been a natural resources attorney in Denver, Colorado specializing in domestic and international mining transactions, agreements, negotiations, title due diligence, corporate and general business counsel. Mr. Nesbitt has been an Adjunct Professor at the University of Denver School of Law's since 2001, is an active member of the Rocky Mountain Mineral Law Foundation, having served as a Trustee from 1987 to 1993, and from 2003 to the present, co-chairman of the Foundation's Mining Law and Investment in Latin America, and Chairman of the same institute in 2003, and Chairman of the Foundation's first Land and Permitting Special Institute in 1994. He also has served continuously over the years on the Foundation's Special Institutes Committee, Long Range Planning Committee, and numerous other committees. Mr. Nesbitt is a member of the International, American, Colorado and Denver Bar Associations, Rocky Mountain Mineral Law Foundation, International Mining Professionals Society (Treasurer since 2000), and the Colorado Mining Association. He is also a former Director of the Colorado Mining Association and past President of the Rocky Mountain Association of Mineral Landmen. He received a B.S. degree in Geology from Washington State University in 1968 and a J.D. from Gonzaga University School of Law in 1975.

In addition, during the past few months, we have raised approximately $8,496,000 in gross proceeds from the sale of securities and the exercise of outstanding warrants. In this regard, we issued an aggregate of 32,985,004 shares and warrants, including placement agent warrants, to purchase an additional 6,129,000 shares.

On March 6, 2006, we entered into a gold price protection agreement with Standard Bank plc to protect us against future fluctuations in the price of gold. We agreed to a series of gold forward sales and call option purchases in anticipation of entering into a credit agreement with Standard Bank, which will be used to fund part of the cost of development of our El Chanate project. We are continuing negotiations with Standard Bank on the terms of the credit agreement. Under the price protection agreement, we have agreed to sell a total volume of 60,963.50 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010. We will also purchase call options from Standard Bank on a quarterly basis during this same period covering a total volume of 60,963.50 ounces of gold at a price of $535 per ounce. We are providing cash collateral of approximately $2.1 million to secure our obligations under this agreement. The cash collateral will be returned to us when the loan agreement is executed and all conditions precedent to funding have been satisfied.


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